UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

STAR SCIENTIFIC, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

85517P 10 1
(CUSIP Number)

Kathleen M. O’Donnell, Trustee
709 The Hamptons Lane
Town and Country, MO 63017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .
Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kathleen M. O’Donnell, Trustee, Irrevocable Trust #1, FBO Francis E. O’Donnell, Jr. ( 43-6378204)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ❒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER 10,356,213

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER

REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 10, 356, 213

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON >10% owner

This Amendment to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 2, 2003 with respect to the common stock, par value $.0001 per share, of Star Scientific, Inc.

ITEM 1.    SECURITY AND ISSUER

Item 1 is hereby amended and restated in it entirety to read as follows:

This statement relates to the Common Stock, $.0001 par value per share (the "Common Stock"), of Star Scientific, Inc. ("Star Scientific"). Star Scientific’s principal offices are located at 801 Liberty Way, Chester, VA 23836.

ITEM 2.    IDENTITY AND BACKGROUND
As previously reported on Form 4 filings, the Trust sold 500,000 shares of common stock under a rule 144 filing on Aug 18, 2003 at a price of $1.65/share and it sold 585,000 shares of common stock under a rule 144 filing on Dec 1, 2003 at a price of $1.60/share. The Trust continues to litigate for the return of 1,000,000 shares transferred in a disputed private transaction on Jan 16, 2003 as previously reported in a 13-D filing March 21, 2003.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4.    PURPOSE OF TRANSACTION

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

{Name]

                       /s/Kathleen M. O'Donnell
Kathleen M. O’Donnell, Trustee
Irrevocable Trust #1
FBO Francis E. O’Donnell, Jr
Dated: January 22, 2004